Chefs’ Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877
(203) 894-1345
July 15, 2011
Via EDGAR
Mr. H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	Chefs’ Warehouse Holdings, LLC Amendment No. 3 to Registration Statement on Form S-1 Filed July 14, 2011 File No. 333-173445
Dear Mr. Owings:
     On behalf of Chefs’ Warehouse Holdings, LLC (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 14, 2011 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company has today filed Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (Registration No. 333-173445) (as amended, the “Registration Statement”) with the Commission via EDGAR. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.
Capitalization, page 30
1.	Please revise to provide another column alongside the “as adjusted” column to reflect the borrowing of $8.9 million under your existing revolving credit facility, and the repayment thereof as described in “Use of Proceeds,” in connection with your acquisition of certain assets of Harry Wils & Co. on June 24, 2011.

RESPONSE: The disclosure on page 30 of the prospectus has been revised in accordance with the Staff’s comment.

Description of Our Indebtedness, page 85
New Senior Secured Credit Facilities, page 85
2.	Please disclose the approximate amount that you estimate will be outstanding under your new revolving credit facility as of the consummation of the offering.

RESPONSE: The disclosure on page 86 of the prospectus has been revised in accordance with the Staff’s comment.
Note 9 — Leases, page F-16
3.	Refer to your disclosure where you state, “One of our subsidiaries, Dairyland USA Corporation, subleases one of its distribution centers from an entity controlled by our founders, The Chefs’ Warehouse Leasing Co., LLC. The Chefs’ Warehouse Leasing Co., LLC leases the distribution center from the New York City Industrial Development Agency. In connection with this sublease arrangement, Dairyland USA Corporation and two of the Company’s other subsidiaries are required to act as guarantors of The Chefs’ Warehouse Leasing Co., LLC’s mortgage obligation on the distribution center. The mortgage payoff date is December 2029 and the potential obligation under this guarantee totaled $11.7 million at March 25, 2011...” Please tell us if you have recognized a liability for this guarantee pursuant to ASC 460-10-25-4 and 460-10-55-23. If not, please explain, or revise.

RESPONSE: The Company has not recognized a liability for this guarantee as ASC 460-10-25-1 states that “[A] guarantee issued either between parents and their subsidiaries or between corporations under common control is not subject to the recognition provisions of this subsection.” The Chefs’ Warehouse Leasing Co., LLC, Dairyland USA Corporation, Bel Canto Foods, LLC and The Chefs’ Warehouse, LLC are under common control.
Exhibit 5.1
4.	We note the disclosure in the prospectus that the conversion of Chefs’ Warehouse Holdings, LLC into The Chefs’ Warehouse, Inc. will be consummated prior to the effectiveness of the registration statement. Counsel’s opinion must speak as of the effectiveness of the registration statement. Accordingly, please revise the first sentence of the first paragraph and delete the third paragraph, because the events being assumed will have occurred prior to the effectiveness of the registration statement. Please also delete qualifications (i) and (iii) in the penultimate paragraph. Please also revise opinion (2) in the penultimate paragraph to state that the Shares to be sold by the Selling Stockholders “are validly issued, fully paid and nonassessable.”

RESPONSE: The form of opinion filed as Exhibit 5.1 to the Registration Statement has been revised in accordance with the Staff’s comment.

     If you have any questions, please feel free to contact the undersigned at (203) 894-1345 or our outside counsel, F. Mitchell Walker, Jr., by telephone at (615) 742-6275 or by e-mail at mwalker@bassberry.com or, in his absence, D. Scott Holley by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
/s/ Kenneth Clark
Kenneth Clark
Chief Financial Officer